SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH AUGUST 31, 2005

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(+55 61) 3415-1140
ri@brasiltelecom.com.br www.brasiltelecom.com.br/ri/

Media Relations
(+55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.
CORPORATE TAXPAYERS’ REGISTRY 76.535.764/0001 -43
BOARD OF TRADE 53 3 0000622 - 9
PUBLICLY HELD COMPANY

SUMMONS NOTICE
EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

The shareholders of Brasil Telecom S.A. (“Company”) are hereby summoned to attend the Extraordinary General Shareholders’ Meeting to be held on September 30, 2005, at 10:00 a.m., at the Company’s headquarters located in the city of Brasília, Distrito Federal, at SIA SUL, ASP, LOTE D, BLOCO B, to deliberate over the following Day’s Agenda:

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

1.	Deliberate on the replacement of the members of the current Board of Directors; and

2.	Deliberate on the election of the Chairman and the Vice-Chairman of the Board of Directors.

GENERAL INFORMATION:

(i)
All power of attorney shall be filed at the Company’s headquarters located in the city of Brasília, Distrito Federal, at SIA Sul, ASP, Lote D, Bloco B – Diretoria Jurídica (Legal Department), under the reference “AGE BT” (Brasil Telecom S.A.’s Extraordinary General Shareholders Meeting), before 10:00 a.m. of September 28, 2005.

(ii)
Shareholders in possession of shares registered with a custodian agent wishing to participate in the Extraordinary General Shareholders’ Meeting shall offer a statement of shareholdings issued by the custodian agent no more than 2 (two) business days prior to the date of the Meeting.

(iii)	It shall be possible for Shareholders, no more than 48 (forty eight) hours prior to the Meeting, to request adoption of multiple vote, as prescribed by Article 141 of Law 6.404/76.

Brasília, August 31, 2005.

Eduardo Seabra Fagundes
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2005

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer